11017296

SECURI[illegible] ...SION
Washington, D.C. 20549

SEC Mail
Mail Processing
Section
FEB 28 2011
Washington, DC
106

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTHEASTERN ADVISORY GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3495 PIEDMONT RD NE, PIEDMONT CENTER BLDG 12, STE.202
(No. and Street)

ATLANTA (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN SMALL 404-237-3156
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPAs, P.C
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER ST. S.E., STE. #4 (Address) MARIETTA (City) GA (State) 30060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN SMALL., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHEASTERN ADVISORY GROUP, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

John L Small
Signature

President
Title

Barbara Hannah Sillay
Notary Public

Notary Public, DeKalb County, Georgia
My Commission Expires July 12, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flow.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (O) Independent Auditor's Report on Internal accounting structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHEASTERN ADVISORY GROUP, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2010 AND 2009

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Southeastern Advisory Group, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial condition of Southeastern Advisory Group, Inc. (a Georgia Corporation), as of December 31, 2010 and 2009 and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Security and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeastern Advisory Group Inc., as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 25, 2011

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Southeastern Advisory Group, Inc.
Statement of Financial Condition
For the Years Ended

Exhibit A

	December 31, 2010	December 31, 2009
ASSETS		
Cash and Cash Equivalents	$ 22,404	$ 495
Receivable from Mutual Funds	15,541	27,816
Receivable - Broker Dealers	2,902	4,384
Deferred Tax Asset	6,904	11,328
Prepaid Expenses	400	400
Furniture and Equipment, Less Accumulated Depreciation of $17,777 and $17,777	-	-
TOTAL ASSETS	$ 48,151	$ 44,424
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	$ 5,308	$ 7,267
Deferred Tax Liability	2,842	5,320
TOTAL LIABILITIES	8,150	12,587

Southeastern Advisory Group, Inc.
Statement of Financial Condition
For the Years Ended

Exhibit A

Continued

	December 31, 2010		December 31, 2009	
SHAREHOLDERS' EQUITY (EXHIBIT C)				
Common Stock - $100 Par Value, 5,000 Shares Authorized, 150 Shares Issued & Outstanding	$	15,000	$	15,000
Additional Paid-In Capital		47,000		47,000
Retained Earnings		(21,999)		(30,163)
TOTAL SHAREHOLDERS' EQUITY		40,001		31,837
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	48,151	$	44,424

Southeastern Advisory Group, Inc.
Statement of Operations

Exhibit B

	Year Ended December 31, 2010	Year Ended December 31, 2009
REVENUE		
Management & Investment Advisory Income (Note 3)	$ 203,350	$ 180,146
Total Revenue	203,350	180,146
COSTS AND EXPENSES		
Employee Compensation & Benefits	11,015	5,585
Other Expenses	182,225	187,257
Total Costs and Expenses	193,240	192,842
Income (Loss) before Income Taxes	10,110	(12,696)
Income Tax Provision (Benefit) (Note 4)	$ 1,946	$ (2,666)
NET INCOME (LOSS)	$ 8,164	$ (10,030)

The accompanying notes are an intregal part of the financial statements

Exhibit C

Southeastern Advisory Group Inc.
Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2010 and 2009

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholders' Equity
BALANCE - December 31, 2008	150	15,000	47,000	(20,133)	41,867
2009 NET (LOSS)	-	-	-	(10,030)	(10,030)
BALANCE - December 31, 2009	150	$ 15,000	$ 47,000	$ (30,163)	$ 31,837
2010 NET INCOME	-	-	-	8,164	8,164
BALANCE - December 31, 2010	150	$ 15,000	$ 47,000	$ (21,999)	$ 40,001

The accompanying notes are an intregal part of the financial statements

Southeastern Advisory Group, Inc.
Statement of Cash Flows
For the Years Ended

Exhibit D

		December 31, 2010		December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income (Loss)	$	8,164	$	(10,030)
Adjustments to Reconcile Net Profit (Loss) to Net Cash Used in Operating Activities:				
Deferred Taxes		1,946		(2,666)
(Increase) Decrease in Operating Assets:				
Commissions Receivable		12,276		(5,490)
Receivable -Mutual Funds		1,482		(890)
Increase (Decrease) in Operating Liabilities:				
Accounts Payable		(1,959)		5,632
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		21,909		(13,444)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		21,909		(13,444)
CASH AND CASH EQUIVALENTS: BEGINNING OF YEAR		495		13,939
END OF YEAR	$	22,404	$	495

The accompanying notes are an intregal part of the financial statements

SOUTHEASTERN ADVISORY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

1. ORGANIZATION

The Company was formed October 11, 1985, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, FINRA, and the Securities Commissions of various states. Pursuant to the registration, the Company must maintain a minimum net capital requirement and is not authorized to hold securities or funds for customers. Southeastern Advisory Group, Inc. clears all transactions with and for customers on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of depreciation of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

The Company files income tax returns in the U.S. federal jurisdiction, and the state of Georgia jurisdictions. The Company is generally no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2007.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10. The Company has no tax position at December 31, 2010 or 2009 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company recognized no interest or penalties for the period reported. The Company had no accruals for penalties or interest at December 31, 2009 or 2010.

Subsequent Events - The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 25, 2011, the date in which the financial statements were available to be issued.

Depreciation – Property and equipment are carried at cost. The Company depreciates its assets utilizing the straight-line method with lives ranging from five to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals in excess of $1,000 are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation are relieved, and any gain or loss is included in operations.

Recognition of commission income – The Company has a commission sharing arrangement with an independent broker dealer for referrals. Commissions are recorded on a trade-date basis as securities transactions occur.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit risk - The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Concentration –The Company may be exposed to risk in that it has two customers that comprise 80 and 88 of its revenue in 2010 and 2009. It also may be exposed to risk in that the Company's product mix is approximately 90% and 87%, 12b-1 fees from mutual funds in 2010 and 2009, respectively.

Expense Sharing Agreement – The Company has an expense sharing agreement with Southeastern Advisory Services, Inc., an affiliated company. The agreement is such that the two companies share certain expenses, such as employees, office space, insurance, telephone and computer equipment and other expenses. Southeastern Advisory Services, Inc. has adequate resources independent of the broker-dealer to meet its obligations and the Company is not responsible for any of Southeastern Advisory Services, Inc's obligations. During the year ending December 31, 2010, the company paid the affiliate $159,204 and $159,204 in 2009 under the terms of this agreement.

Retirement Plan- The Company has a Simplified Employee Pension Plan (SEP) for the benefit of its employees. There were no SEP contributions paid or accrued for the years ended December 31, 2010 or 2009.

3. COMMISSION SHARING ARRANGEMENT

The Company has an agreement with, an independent broker-dealer, to provide clearing, execution, and data processing services for clients referred to this broker dealer. The initial term of the agreement was two years; thereafter, the agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. The Company receives 50% of commissions earned by the independent broker dealer as referral fees. The independent clearing broker-dealer is responsible for clearing transactions and maintenance of customer accounts for the Company. The amount of revenue was $20,846 in 2010 and $23,762 in 2009 and is included in Management & Investment Advisory Income.

4. INCOME TAXES

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

Deferred taxes at December 31, 2010 and 2009 arise primarily from the use of the cash basis of accounting for income tax reporting and from net operating loss carryforwards.

Income tax expense (benefit) provisions are as follows:

	2010			2009		
	Total	Deferred	Current	Total	Deferred	Current
Federal	$ 1,340	$ (5,109)	$ 6,449	$(1,904)	$ (8,282)	$ 6,378
State	606	(1,972)	2,578	(762)	(3,046)	2,284
Total	$ 1,946	$ (7,081)	$ 9,027	$(2,666)	$(11,328)	$ 8,662

SOUTHEASTERN ADVISORY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

Note 4: (Continued)
At December 31, 2010, the Company has available unused net operating losses that may be applied against future taxable income. Management believes that it is more likely than not that forecasted taxable income will be sufficient to utilize the operating loss carry forwards net of the temporary differences before they expire, as follows:

	2010	2009
2025	-0-	$ 10,285
2027	$15,023	22,663
2028	7,550	7,550
2029	10,285	10,285
Total	$ 32,858	$ 50,783

The components of Deferred Tax Asset, for 2010 and 2009, are:

	2010	2009
Net Operating Loss Carryover	$32,858	$50,873
Tax Benefit @ 21.01% & 22.23%	$ 6,904	$11,328

The components of the Deferred Tax Liability are:

	2010	2009
Accounts Receivable	$18,443	$32,201
Prepaid Expense	400	400
Fees Payable	(5,308)	(7,267)
Total	$13,535	25,334
Tax @ 21%	2,842	5,320

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2010, the Company had net capital of $19,998, which was $14,998 in excess of its required net of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.265 to 1.

SCHEDULE 1

SOUTHEASTERN ADVISORY GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2010

TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 40,001
Add: Other allowable credits	
Deferred Income Tax Payable	2,842
Total capital	42,843
LESS NON-ALLOWABLE ASSETS	
Commissions Receivable-Non allowable	15,541
Deferred Tax Asset	6,904
Prepaid Expenses	400
Subtotal Non Allowable Assets	22,845
Less: Haircut on Other Securities -	-
NET CAPITAL	$ 19,998

Reconciliation with Company's compution (included in part II of Form X-17A-5) as of December 31 2010

Net Capital, as reported in Company's part II (unaudited) FOCUS report	$ 25,306
Audit adjustment for Accounts Payable	(5,308)
Net Capital Per above	$ 19,998

SCHEDULE 2

SOUTHEASTERN ADVISORY GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
December 31, 2010

AGGREGATE INDEBTEDNESS		
Aggregate Indebtedness, less deferred taxes	$	5,308
TOTAL AGGREGATE INDEBTEDNESS	$	5,308
RATIO – Aggregate Indebtedness to Net Capital	$	0.26542
BASIS NET CAPITAL REQUIREMENT		
Net Capital (Schedule 1)	$	19,998
Minimum Net Capital Requirement (See note A below) ($5,308 x 6 2/3% = $354)		5,000
EXCESS NET CAPITAL	$	14,998

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

SCHEDULE 3

SOUTHEASTERN ADVISORY GROUP, INC.
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3
AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2010

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2010.

The Company had no liabilities subordinated to the claims of creditors during December 31, 2010.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors
Southeastern Advisory Group, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of Southeastern Advisory Group, Inc., for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the reserve requirements of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts. verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

goldman & COMPANY, CPAs

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration on internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC
February 25, 2011